CLUBHOUSE MEDIA GROUP, INC.

3651 Lindell Road, D517

Las Vegas, Nevada 89103

May 26, 2022

CORRESPONDENCE FILING VIA EDGAR

Ms. Alyssa Wall

Office of Trade & Services

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Clubhouse Media Group, Inc.
Registration Statement Filed on Form S-1
(File No. 333-265091)

Dear Ms. Wall:

On behalf of Clubhouse Media Group, Inc. (the “Company”), in accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 P.M. Eastern Time on Tuesday, May 31, 2022, or as soon thereafter as is practicable.

The Company acknowledges that:

●	should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Amir Ben-Yohanan
Amir Ben-Yohanan
Chief Executive Officer

cc:	Craig D. Linder, Esq./Anthony L.G., PLLC